Filed by Ventas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Nationwide Health Properties, Inc.
Registration Statement No. 333-173434

June 8, 2011

Dear Stockholder:

We have previously sent to you proxy material for the special meeting of stockholders of Ventas, Inc. to be held on July 1, 2011. Your board of directors unanimously recommends that stockholders vote FOR the proposals relating to the proposed merger with Nationwide Health Properties, Inc.

Since approval of proposals 1 and 2 requires the affirmative vote of a majority of the outstanding shares, your vote is important. If you have not already done so, please vote TODAY—by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Very truly yours,

Debra A. Cafaro
Chairman and Chief Executive Officer

IMPORTANT NOTE:
Remember, you can vote your shares by telephone or by Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-750-9501.

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed NHP transaction, Ventas has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of Ventas and NHP that also constitutes a prospectus for Ventas. Ventas and NHP have also filed other documents with the SEC with respect to the proposed transaction. The registration statement has been declared effective by the SEC, and the definitive joint proxy statement/prospectus is currently available.

INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED NHP TRANSACTION.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Ventas and NHP with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas’s website at www.ventasreit.com, and copies of the documents filed by NHP with the SEC are available free of charge on NHP’s website at www.nhp-reit.com.

Ventas, NHP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ventas’s and NHP’s stockholders in respect of the proposed transaction. Information regarding Ventas’s directors and executive officers can be found in Ventas’s definitive proxy statement filed with the SEC on March 28, 2011. Information regarding NHP’s directors and executive officers can be found in NHP’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended. Additional information regarding the interests of such potential participants are included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed NHP transaction. These documents are available free of charge on the SEC’s website and from Ventas or NHP, as applicable, using the sources indicated above.